UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                        Comtech Telecommunications Corp.
                        --------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   20582620900
                                 (CUSIP Number)


                            Thomas E. Constance, Esq.
                        Kramer, Levin, Naftalis & Frankel
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                February 20, 1997
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]


                               Page 1 of 14 pages

                                  SCHEDULE 13D
CUSIP No. 20582620900                                         Page 2 of 14 Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         James A. Mitarotonda

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)   [ ]

                                                              (b)    SEE ITEM 5

3)       SEC USE ONLY


4)       SOURCE OF FUNDS

         PF

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                             [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

                               7)     SOLE VOTING POWER
                                      50,000 (See Item 5)
         NUMBER
         OF                    8)     SHARED VOTING POWER
         SHARES                       Not Applicable
         BENEFICIALLY
         OWNED BY              9)     SOLE DISPOSITIVE POWER
         EACH                         50,000 (See Item 5)
         REPORTING
         PERSON                10)    SHARED DISPOSITIVE POWER
         WITH                         Not Applicable

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000 (See Item 5)

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                          [ ]

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.9% (See Item 5)

14)      TYPE OF REPORTING PERSON
         IN

                                      SCHEDULE 13D
CUSIP No. 20582620900                                        Page 3 of 14 Pages

-------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Edmund H. Shea, Jr.

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)   [ ]

                                                              (b)    SEE ITEM 5

3)       SEC USE ONLY


4)       SOURCE OF FUNDS

         PF

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                              [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

                               7)     SOLE VOTING POWER
                                      83,528  (See Item 5)
         NUMBER
         OF                    8)     SHARED VOTING POWER
         SHARES                       Not Applicable
         BENEFICIALLY
         OWNED BY              9)     SOLE DISPOSITIVE POWER
         EACH                         83,528  (See Item 5)
         REPORTING
         PERSON                10)    SHARED DISPOSITIVE POWER
         WITH                         Not Applicable

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,528 (See Item 5)

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                          [ ]

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.2%

14)      TYPE OF REPORTING PERSON
                  IN

                                  SCHEDULE 13D
CUSIP No. 20582620900                                         Page 4 of 14 Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Barington Capital Group, L.P.

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)   [ ]

                                                              (b)    SEE ITEM 5

3)       SEC USE ONLY


4)       SOURCE OF FUNDS

         WC

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                    [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                               7)     SOLE VOTING POWER
                                      135,730 (See Item 5)
         NUMBER
         OF                    8)     SHARED VOTING POWER
         SHARES                       Not Applicable
         BENEFICIALLY
         OWNED BY              9)     SOLE DISPOSITIVE POWER
         EACH                         135,730 (See Item 5)
         REPORTING
         PERSON                10)    SHARED DISPOSITIVE POWER
         WITH                         Not Applicable

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,730 (See Item 5)

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                         [ ]

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.0% (See Item 5)

14)      TYPE OF REPORTING PERSON
         IN

                                                              Page 5 of 14 Pages


                                  SCHEDULE 13D


ITEM 1.           SECURITY AND ISSUER.

         This Amendment No. 1 to a Statement on Schedule 13D (the "Statement") relates to the purchase by Barington Capital Group, L.P. ("Barington") of shares of Common Stock, par value $.10 per share (the "Common Stock"), of Comtech Telecommunications Corp., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 105 Baylis Road, Melville, New York 11747.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a)- (c) The names and business addresses of the persons jointly filing this statement are:

                  James A. Mitarotonda
                  Barington Capital Group, L.P.
                  888 Seventh Avenue, 17th Floor
                  New York, NY 10019

                  Edmund H. Shea, Jr.
                  655 Brea Canyon Road
                  Walnut, CA 91789-0489

                  Barington Capital Group, L.P.
                  888 Seventh Avenue, 17th Floor
                  New York, NY 10019

         Such persons are referred to herein as the "Reporting Persons."

A.       Mr. Mitarotonda

         Mr. Mitarotonda's principal occupation is Chairman and Chief Executive Officer of LNA Capital Corp. ("LNA"), the general partner of Barington, an investment bank. The address of the principal business and principal office of LNA and Barington is 888 Seventh Avenue, 17th Floor, New York, NY 10019.

B.       Mr. Shea

         Mr. Shea's principal occupation is serving as Vice President of J.F. Shea Co., Inc., the principal business of which is heavy construction and residential and commercial construction. The address of J.F. Shea Co., Inc. is 655 Brea Canyon Road, P.O. Box 489, Walnut, CA 91789-0489. Mr. Shea is a limited partner of Barington.

                                                              Page 6 of 14 Pages

C.       Barington Capital Group

         Barington is a limited partnership organized under the laws of the state of Delaware and is engaged in the business of investment banking and securities brokerage. LNA is engaged in the business of acting as general partner of Barington.

         Attached  as  Schedule  I  is  information   concerning  the  executive
officers, directors and shareholders of LNA, the general partner of Barington.

         (d) - (e) During the last five years, none of the Reporting Persons, LNA or any other persons listed in Schedule I has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each natural person identified in this Item 2 and in Schedule I is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The cost of the shares of Common Stock reported owned by Mr. Mitarotonda was funded out of his personal funds. The total cost of the reported shares was $169,894.76. The cost of the shares of Common Stock reported owned by Mr. Shea was funded out of his personal funds. The total cost of the reported shares was $243,814.75. The cost of shares of Common Stock reported owned by Barington was funded out of its working capital. The total cost of the 35,730 shares of Common Stock reported owned by Barington $116,994.73. The total cost of the underwriter's warrants to purchase 100,000 shares of Common Stock reported beneficially owned by Barington and referred to in Item 5 below was $100.

ITEM 4.  PURPOSE OF TRANSACTION.

         Each of the Reporting Persons acquired beneficial ownership of the shares of Common Stock to which this Statement relates for investment.

         Each of the Reporting Persons may acquire additional shares of Common Stock or other securities of the Company or sell or otherwise dispose of any or all of the shares of Common Stock or other securities of the Company beneficially owned by him. Each of the Reporting Persons may take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law. The Reporting Persons have in the past and may in the future engage in discussions with management of the Company concerning, among other things, the performance, business, prospects and management of the Company.

         In the ordinary course of its activities as a broker-dealer, Barington acts as a market maker for the Common Stock in the over-the-counter market. See
Item 5.

         Except as disclosed in this Item 4, neither of the Reporting Persons has current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of
Schedule 13D. Each of the Reporting Persons intends continuously to review his

                                                              Page 7 of 14 Pages

investment in the Company and, in light of the Company's performance, business, projects and management, may undertake actions which may result in any of the events described in Items (a) through (j).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

A.       Mr. Mitarotonda

         (a) Mr. Mitarotonda beneficially owns an aggregate of 50,000 shares of Common Stock, representing approximately 1.9% of the shares of Common Stock outstanding.1

         (b) Mr. Mitarotonda has sole power to vote and dispose of Common Stock beneficially owned by him.

         (c) Mr. Mitarotonda has not acquired any Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

B.       Mr. Shea

         (a) Mr. Shea  beneficially owns an aggregate of 83,528 shares of Common
Stock,   representing   approximately   3.2%  of  the  shares  of  Common  Stock
outstanding.1/

         (b) Mr. Shea has sole power to vote and dispose of Common Stock beneficially owned by him.

         (c) Mr. Shea has not acquired any of Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

C.       Barington Capital Group

         (a) Barington beneficially owns an aggregate of 135,730 shares of Common Stock, including 100,000 shares issuable upon exercise of underwriter's warrants described below, representing approximately 5.0% of the shares of Common Stock outstanding.1/

         (b) Barington has sole power to vote and dispose of Common Stock beneficially owned by it.

--------
1/ Based upon 2,637,384 shares of Common Stock reported by the Company to be outstanding as of October 31, 1996 in its Quarterly Report on Form 10-Q for the period ended October 31, 1996 and with respect to percentages relating to shares beneficially owned by Barington, treating the shares issuable upon exercise of the underwriter's warrants as outstanding for this purpose.

                                                              Page 8 of 14 Pages

         (c) Except as set forth on Schedule II annexed hereto, Barington has not acquired any Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.


         The Reporting Persons intend to consult with each other from time to time and exchange information concerning the Company and their respective investments in the Common Stock, and as such may be deemed to constitute a "group" within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended. The Reporting Persons have not agreed to act together for the purpose of acquiring, holding, voting or disposing of the Common Stock. The Reporting Persons do not concede that they constitute such a group. Each Reporting Person disclaims beneficial ownership of shares of Common Stock held by the others.

         Barington acted as Underwriter of the Company's initial public offering in July 1993. In connection with such offering, Barington received underwriter's warrants exercisable until July 1998 to purchase 100,000 shares of Common Stock at an exercise price of $9.80 per share.

         In the ordinary course of its activities as a broker-dealer, Barington acts as a market maker for the Common Stock in the over-the-counter market. Barington intends to continue acting as a market maker in the Common Stock, subject to applicable laws and regulations, and as such may in the ordinary course of such activities buy and sell shares of Common Stock for its trading account. Barington is not obligated to continue to act as a market maker in the Common Stock and may discontinue such activities at any time without notice. Barington may act as principal or agent in market-making transactions, including as agent for the counterparty when acting as principal or agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties when Barington acts as agent for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. As of the close of business on March 5, 1997, Barington's trading account held a short position of 4,800 shares of Common Stock. Shares of Common Stock acquired or sold by Barington in connection with its market making activities are not reflected as beneficially owned by Barington in this Item 5 or in Schedule II. During the 60 days ended March 5, 1997, in connection with its market making activities, Barington purchased an aggregate of 51,400 shares of Common Stock and sold and aggregate of 56,400 shares of Common Stock at prices ranging from $3 to $4-6/16 per share.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Agreement of joint filing pursuant to Rule 13d(1)-f promulgated under the Securities Exchange Act of 1934, as amended.

                                                              Page 9 of 14 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  March 6, 1997



                                        /s/James A. Mitarotonda
                                        -----------------------
                                        James A. Mitarotonda

                                                             Page 10 of 14 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  March 6, 1997



                                        /s/ Edmund H. Shea, Jr.
                                        -----------------------
                                        Edmund H. Shea, Jr.

                                                             Page 11 of 14 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  March 6, 1997



                     BARINGTON CAPITAL GROUP, L.P.

                        By: LNA CAPITAL CORP., its general partner



                          By:  /s/James A. Mitarotonda
                               -----------------------
                          Name:  James A. Mitarotonda
                          Title: Chairman, President and Chief Executive Officer

                                                             Page 12 of 14 Pages

                                                                      SCHEDULE I


                        EXECUTIVE OFFICERS AND DIRECTORS
                                LNA CAPITAL CORP.


         LNA is the general partner of Barington Capital Group, L.P. The name and present principal occupation or employment of each of the executive officers of LNA Capital Corp. are set forth below. The business address of each such person is c/o LNA Capital Corp., 888 Seventh Avenue, New York, New York 10021.

                          Present Principal
Name                      Occupation or Employment
----                      ------------------------

James Mitarotonda         Chairman, President and Chief Executive Officer

Marc Cooper               Executive Vice-President

         Messrs. Mitarotonda and Cooper are the directors and own the majority of the voting stock of LNA Capital Corp.

                                                             Page 13 of 14 Pages

                                                                     SCHEDULE II

                             TRANSACTIONS IN COMMON
                                    STOCK OF
                        COMTECH TELECOMMUNICATIONS CORP.
                          DURING THE PRECEDING 60 DAYS


Shares Purchased by Barington Capital Group, L.P.


               Number of
                 Shares            Price per         Total
  Date         Purchased             Share           Cost
  ----         ---------             -----           ----

2/20/97         13,500                3.750           50,625.00


All such transactions were conducted on the open market.

                                                             Page 14 of 14 Pages

                                    EXHIBIT 1

                            AGREEMENT OF JOINT FILING


         Pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of March 6, 1997.


                                  /s/James A. Mitarotonda
                                  -----------------------
                                  James A. Mitarotonda


                                  /s/ Edmund H. Shea, Jr.
                                  -----------------------
                                  Edmund H. Shea, Jr.


                                  BARINGTON CAPITAL GROUP, L.P.

                                  By: LNA CAPITAL CORP., its general partner


                                       By:  /s/James A. Mitarotonda
                                            -----------------------
                                       Name:   James A. Mitarotonda
                                       Title:  Chairman, President and Chief
                                               Executive Officer